Exhibit 99.1

COPERNIC OBTAINS INTERIM COURT ORDER FOR PLAN OF ARRANGEMENT

Montreal, Québec, September 28, 2010 – Copernic Inc. (“Copernic”) (NASDAQ: CNIC) announced that the Ontario Superior Court of Justice (Commercial List) has issued an interim order authorizing Copernic to, among other things, call a special meeting of its shareholders (the “Special Meeting”) to consider and, if deemed advisable, pass a special resolution approving a proposed plan of arrangement (the “Plan of Arrangement”). On August 25, 2010, Copernic and N. Harris Computer Corporation (“Harris”) jointly announced that they had entered into an arrangement agreement with Comamtech Inc. (“Comamtech”), a newly incorporated corporation, with respect to an arrangement pursuant to which Copernic will ultimately be acquired and taken private by Harris and current shareholders of Copernic will become shareholders of Comamtech, which shall retain certain non-operating assets of Copernic.

The Special Meeting to approve the Plan of Arrangement will be held at 10:00 a.m. (EDT) on October 25, 2010, at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Québec, Canada, H4Z 1E9. The record date for determining the holders of common shares of Copernic that will be entitled to receive notice of and to vote at the Special Meeting is September 25, 2010. The special resolution approving the Plan of Arrangement must be approved by not less than two-thirds of the votes cast by shareholders represented in person or by proxy at the Special Meeting. Copernic’s board of directors has unanimously recommended that holders of Copernic common shares vote in favour of the Plan of Arrangement.

The Notice of Special Meeting, Management Information Circular, Form of Proxy and Letter of Transmittal with respect to the Plan of Arrangement are expected to be mailed to holders of common shares of Copernic this week. Copies of these documents will also be available on SEDAR at www.sedar.com.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mycopernic.com and www.copernic.com. With its award winning Copernic Desktop Search® software search engine product, Copernic brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. More information can be found at www.copernic.com.

About N. Harris Computer Corporation

Harris is a wholly owned subsidiary of Constellation Software Inc. (“Constellation”) and is a leading provider of financial management and Customer Information Systems (CIS) software solutions. Since 1976, Harris has focused on providing feature-rich and robust turnkey solutions to all levels of local government, public power and water entities as well as school districts throughout North America. Harris' focus is on creating long-term relationships with our customers and ensuring that we meet the changing needs of our customers over time. For further information on Harris Computer Systems, please visit our website at http://www.harriscomputer.com, or call 888-847-7747.

About Constellation Software Inc.

Constellation acquires, manages and builds vertical market software businesses that provide mission critical software solutions. Constellation's common shares are listed on the Toronto Stock Exchange under the symbol "CSU". Further information about Constellation may be obtained from the Company's web site at www.csisoftware.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results.  Some of these risks and uncertainties are detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission.  The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law..

FOR MORE INFORMATION CONTACT:

Copernic Inc.
Marc Ferland, President and Chief Executive Officer
Telephone Toll Free: (877) 289-4682 #1013
Telephone Local: (418) 527-0528 #1013
Email: mferland@copernic.com
Website: www.copernic.com

N. Harris Computer Corporation
Bryce Cooper, Executive Vice President
Harris Computer Systems
Telephone Local: (613) 226 5511 ext 2132
Email: bcooper@harriscomputer.com
Website: www.harriscomputer.com

Constellation Software Inc.
John Billowits, Chief Financial Officer
Telephone Local: (416) 861-2279
Email: info@csisoftware.com
Website: www.csisoftware.com